SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 23)1

PIZZA INN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP Number)

Mark E. Schwarz
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474

(Name, address and telephone number of person
authorized to receive notices and communications)

    July 9, 2010

(Date of event which requires filing of this statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,986,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,986,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,003,799
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,003,799
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,003,799
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,003,799
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,169,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,169,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,048
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,048
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,259
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,259
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HALLMARK FINANCIAL SERVICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 506,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 506,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

The following statement constitutes Amendment No. 23 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 23, the Statement remains in full force and effect.

Item 2.     Indentity and Background

Item 2(a), 2(b) and 2(c) is amended the add the following:

Pursuant to Amendment No. 23 to this Statement, Newcastle Focus Fund II, L.P. is added as a Reporting Person to this Statement. Each of NCM, as the general partner of NFF, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NFF. The principal business of NFF is investing in securities. The principal business address for each of NFF is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Items 2(d) is restated as follows:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is restated as follows:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds

Item 3 is hereby amended and restated in its entirety as follows:

As of the filing date of this Statement, NP had invested $5,098,390 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of the filing date of this Statement, Mr. Schwarz had invested $127,470 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Schwarz.  Mr. Schwarz also directly owns options exercisable within 60 days from the date hereof into 110,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

As of the filing date of this Statement, NFF had invested $43,272 (inclusive of brokerage commissions) in shares of Common Stock. Such amount represents the share contribution by Mr. Schwarz to NFF as of July 9, 2010.

As of the filing date of this Statement, Mr. Coleman had invested $64,108 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Coleman.  Mr. Coleman also directly owns options exercisable within 60 days from the date hereof into 107,259 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

CUSIP No. 725848 10 5

As of the filing date of this Statement, AHIC had invested $624,706(inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of AHIC.  Hallmark does not directly own any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended in their entirety to read as follows:

      (a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 8,010,919 shares of Common Stock outstanding as of May 7, 2010 as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2010.

As of the filing date of this Statement, NP beneficially owned 1,986,751 shares of Common Stock, representing approximately 24.8% of the issued and outstanding Common Stock.

NCM, as the general partner of NP and NFF, may be deemed to beneficially own the 1,986,751 shares of Common Stock beneficially owned by NP and the 17,048 shares of Common Stock beneficially owned by NFF, representing in total approximately 25.0% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP and NFF, may also be deemed to beneficially own the 1,986,751 shares of Common Stock beneficially owned by NP and the 17,048 shares of Common Stock beneficially owned by NFF, representing in total approximately 25.0% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP and NFF, may also be deemed to beneficially own the 1,986,751 shares of Common Stock beneficially owned by NP and the 17,048 shares of Common Stock beneficially owned by NFF.  In addition, as of the filing date of this Statement, Mr. Schwarz directly owns 55,843 shares of Common Stock and 110,000 shares of Common Stock underlying currently exercisable stock options. In total, Mr. Schwarz may be deemed to own shares representing approximately 27.1% of the issued and outstanding Common Stock.

As of the filing date of this Statement, NFF beneficially owned 17,048 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock.

As of the filing date of this Statement, Mr. Coleman beneficially owned 35,753 shares of Common Stock and 71,506 shares of Common Stock underlying currently exercisable stock options, representing in total approximately 1.3% of the issued and outstanding Common Stock.

As of the filing date of this Statement, AHIC beneficially owned 506,184 shares of Common Stock, representing approximately 6.3% of the issued and outstanding Common Stock. Hallmark, as the parent of AHIC, may also be deemed to beneficially own the 506,184 shares of Common Stock beneficially by AHIC, representing approximately 6.3% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

CUSIP No. 725848 10 5

(b). By virtue of his position with NP, NFF, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this Statement. Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this Statement.  AHIC has the sole power to vote and dispose of the shares of Common Stock owned by AHIC.

Items 5(c) is hereby amended to add the following:

(c).   During the past sixty days, the following transactions by the Reporting Persons were effected: (1) on July 9, 2010, NP effected a distribution of a total of 99,731 shares of Common Stock to limited partners of NP in satisfaction of redemption requests as of June 30, 2010; (2) Mark Schwarz received 17,048 shares of Common Stock as part of the distribution described in clause (1) in satisfaction of a partial redemption as of June 30, 2010 and, substantially concurrently, contributed such shares to NFF; and (3) the transactions set forth on Schedule A hereto.

CUSIP No. 725848 10 5
SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its
general partner
By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P., its
general partner
By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

CUSIP No. 725848 10 5

HALLMARK FINANCIAL SERVICES, INC.

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

CUSIP No. 725848 10 5
Schedule A

Transactions in the Common Stock During the Past 60 Days

American Hallmark Insurance Company of Texas

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

5/27/10	Buy	21,000	1.79
5/28/10 6/2/10	Buy Buy	5,000 3,200	1.80 1.80